ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Nathan Somogie
July 15, 2021	T +1 617 951 7326
nathan.somogie@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Advanced Series Trust, et al. — Withdrawal of Application for an Order Pursuant to Section 6(c) (File No. 812-15132)

Ladies and Gentleman:

I am writing on behalf of Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (collectively, the “Prudential Investment Companies”); and AST Investment Services, Inc. and PGIM Investments LLC (collectively, the “Adviser” and together with the Prudential Investment Companies, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the definition of “interested person” under Section 2(a)(19) of the 1940 Act. The fourth amended and restated application was filed on June 8, 2021.

Please direct any questions or comments on the enclosed to my attention at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc: Paulita A. Pike, Esq.

Gregory D. Sheehan, Esq.